					Exhibit 99.1
Return on Invested Capital ("ROIC") and Economic Return Calculations GAAP to non-GAAP reconciliation (dollars in thousands):

	Three Months Ended		Twelve Months Ended	Three Months Ended
	Dec 28,		Sep 28,	Dec 30,
	2024		2024	2023
Operating income, as reported		$46,860	$167,732		$45,158
Restructuring and other charges		4,683	20,257		—
Accelerated stock-based compensation (1)	+	—	+ 5,063	+	—
Adjusted operating income		51,543	193,052		45,158
	x	4		x	4

Adjusted annualized operating income		206,172	193,052		180,632
Adjusted effective tax rate	x	15%	13%		16%
Tax impact		30,926	25,097		28,901
Adjusted operating income (tax-effected)		$175,246	$167,955		$151,731

Average invested capital		$1,268,309	$1,418,698		$1,479,647

ROIC		13.8%	11.8%		10.3%
WACC		8.9%	8.2%		8.2%
Economic Return		4.9%	3.6%		2.1%

	December 28,	September 28,	June 29,	March 30,	December 30,	September 30,
	2024	2024	2024	2024	2023	2023
Equity	$1,319,069	$1,324,825	$1,266,360	$1,259,762	$1,266,755	$1,214,382
Plus:
Debt and finance lease obligations - current	121,977	157,325	258,175	245,964	251,119	240,205
Operating lease obligations - current (2)	14,875	14,697	7,990	8,281	9,172	8,363
Debt and finance lease obligations - long-term	88,728	89,993	90,715	192,025	192,118	190,853
Operating lease obligations - long-term	35,124	32,275	31,923	33,915	35,989	38,552
Less:
Cash and cash equivalents	(317,161)	(345,109)	(269,868)	(265,053)	(231,982)	(256,233)
	$1,262,612	$1,274,006	$1,385,295	$1,474,894	$1,523,171	$1,436,122

(1)	During the twelve months ended September 28, 2024, $5.1 million of accelerated stock-based compensation expense was recorded in selling and administrative expense in the accompanying Condensed Consolidated Statements of Operations as a result of executive retirement agreements.
(2)	Included in other accrued liabilities on the Condensed Consolidated Balance Sheets.